UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

AdWallet Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware, registered to do business in New Mexico

Date of Organization:

June 11, 2020

Physical Address of Issuer:

28 Cedar Hill Place, N.E.
Albuquerque, NM 87111

Website of Issuer:

https://www.adwallet.com

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**

Total Assets	$282,638	$625,004
Cash & Cash Equivalents	$22,918	$494,690
Accounts Receivable	$132,734	$62,644
Short-term Debt	$883,990	$674,603
Long-term Debt	$0*	$0
Revenues/Sales	$447,827	$432,911
Cost of Goods Sold*	$395,320	$574,995
Taxes Paid	$30,019	$0
Net Income	($1,022,056)	($2,531,221)

* Balance sheet indicates that the Company's 2021 Crowd SAFE is a liability; however, there is no debt that must be repaid in connection with this instrument.

<p align="center">**April 1, 2022**</p>

<p align="center">**AdWallet Inc.**</p>



This Form C-AR is being furnished by AdWallet Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF which requires that is must file a report with the SEC annually and post the report on its website at https://www.adwallet.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/1/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions that Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR 1

SUMMARY 1

    The Business 1

RISK FACTORS 1

    Risks Related to the Company's Business and Industry..1

    Description of the Business 5

    Business Plan 5

    The Company's Products and/or Services 5

    Competition..5

    Customer Base 5

    Intellectual Property 5

    Governmental/Regulatory Approval and Compliance...5

    Litigation...5

DIRECTORS, OFFICERS, AND MANAGERS 6

    Indemnification 6

    Employees...6

CAPITALIZATION, DEBT AND OWNERSHIP 7

    Capitalization 7

    Previous Offerings of Securities 9

    Outstanding Debt 9

    Ownership...9

FINANCIAL INFORMATION 10

    Operations...10

    Cash and Cash Equivalents...10

    Capital Expenditures and Other Obligations 10

    Valuation...10

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 11

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. You should assume that information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

AdWallet Inc. (the "**Company**") is a Delaware corporation, incorporated/formed on June 11, 2020. AdWallet was the resulting entity of a merger, structured to transfer the assets and liabilities of Hanno Ventures LLC. Hanno Ventures LLC was originally organized on January 11, 2017, as a New Mexico limited liability company. The merger was effective June 16, 2020.

The Company's headquarters is located at 28 Cedar Hill Place, N.E. Albuquerque, NM 87111. The Company conducts business in New Mexico and sells products and services through the internet throughout the United States.

The Company's website is https://www.adwallet.com. The information available on or through or website is not a part of this Form C-AR.

The Business

AdWallet is a digital marketplace for consumer marketing and advertising that enable brands and their customers to have a direct, transparent and mutually beneficial relationship with each other. AdWallet creates a pipeline that directly connects customers with ads that are relevant to them. When customers engage with those ads, they are directly rewarded for their time and attention.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's capital may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of its investment.

Changes in government regulation could adversely impact our business.

1

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Adam Greenhood, our CEO. The Company has an employment agreement with Adam Greenhood, however there can be no assurance he will continue to be employed by the Company for a particular period of time. The loss of Adam Greenhood or any member of the board of directors could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as the Company's employees do not have non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Description of the Business

AdWallet is a digital marketplace for consumer marketing and advertising.

Business Plan

The Company has created a digital marketplace for advertisers to engage the undivided attention of a targeted consumer through direct compensation to that consumer. The market to purchase attention of customers in the U.S. is greater than $250 billion annually. While there are many competitors in the advertising space, the Company is in a unique position as the only marketplace that shares revenues from advertisers with its users. The Company plans to continue improving its product and promoting its unique position in the market.

The Company's Products and/or Services

Product / Service	Description	Current Market
AdWallet	**Digital marketplace for consumer marketing and advertising**	**There is currently a market of $250+ billion a year in the US spent by consumer goods/services companies to purchase the attention of customers.**

Competition

The most similar competitors in the digital advertising space are Google, Facebook, Amazon, Microsoft, and Verizon. One of AdWallet's greatest competitive advantages is its model through which it shares the revenue generated from advertisers with its users, and none of its competitors have such a model.

Customer Base

AdWallet's paying customer base of advertisers is comprised of consumer goods/services companies and governmental PSA clients. Its free users are primarily United States adults ages 25-55 with household incomes above $50,000.

Supply Chain

The Company's product is entirely digital, so it is not reliant on a supply chain.

Intellectual Property

Registration #	Title	Description	File Date	Grant Date	Country
5776142	Trademark	Standard character mark of the work "AdWallet"	May 9, 2017	June 11, 2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam Greenhood	CEO and Director	CEO: responsible for all aspects of strategy and management of the Company	University of Southern California - BFA in Cinema Television (1995-1999)
Gavin Christensen	Director	Managing Partner: founder and senior most partner at an active seed stage investment firm	Brigham Young University – BA in Economics, Literature, and Business Management (1994-1999) Northwestern University – MBA in Finance, Entrepreneurship, and Marketing (2005-2007)
Kyle Lee	Director	CEO: responsible for all aspects of strategy and management	Stanford University – BA in Quantitative Economics (1989-1993) University of New Mexico – MBA in General Management (1995-1997)
Stuart Rose	Director	Co-Founder: responsible for strategy and management	University of Cincinnati – BA in Chemistry and Psychology (1960-1964) Wayne State University – PhD in Chemistry (1966-1969)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,700,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	33.4%

Type	Common Stock
Amount Outstanding	121,920
Par Value Per Share	$0.001
Voting Rights	Voting Proxy agreement requires that all owners appoint the CEO as proxy
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	0.5%

Type	Seed 1 Preferred Stock
Amount Outstanding	4,888,200
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
Other Rights	The Preferred Stockholders are entitled to elect two (2) out of the three (3) directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	18.8%

Type	Seed 2 Preferred Stock
Amount Outstanding	9,555,420
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	If the Company issues additional securities, the Company must first offer such equity to each major investor, and each major investor may purchase the proposed equity. At this time, only one investor meets the major investor threshold.
Other Rights	The Preferred Stockholders are entitled to elect two (2) out of the three (3) directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	36.7%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options – Common Stock
Amount Outstanding	2,494,630
Voting Rights	N/A
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	9.6%

Type	Crowd SAFE
Amount Outstanding	261,973
Voting Rights	N/A
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	1.0%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$8,700	8,700,000	6/18/2020	Section 4(a)(2)
Options	$2,730	2,494,630	6/18/2020	Section 4(a)(2)
Seed 1 Preferred Stock	$838,600	4,888,200	6/18/2020	Rule 506(b)
Seed 2 Preferred Stock	$4,777,710	9,555,420	6/18/2020	Rule 506(b))
Crowd SAFE	$151,944	261,973	3/18/2021	Regulation CF
Common Stock – non-voting	$83,127	121,920	9/2/2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Adam Greenhood	8,700,000 shares of Common	33.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

AdWallet (the "**Company**") was incorporated on June 11, 2020 under the laws of the State of Delaware, and is headquartered in Albuquerque, NM. AdWallet was the resulting entity of a merger, structured to transfer the assets and liabilities of Hanno Ventures LLC. Hanno Ventures LLC was originally organized on January 11, 2017, as a New Mexico limited liability company. The merger was effective June 16, 2020.

Cash and Cash Equivalents

As of December 31, 2021, the Company had an aggregate of $22,918 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

In connection with its Series Seed 2 valuation, the Company engaged a valuation firm to provide an independent 409A valuation. The valuation, effective June 30, 2020, of the Company's common stock was $0.17.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company received a series of 0% interest loans from Adam Greenhood, totaling $59,550.

SIGNATURE

I , Adam Greenhood, CEO of AdWallet Inc. certify that the financial statements of AdWallet Inc. included in this Form C-AR are true and complete in all material respects

Adam Greenhood

_____

(Signature)

Adam Greenhood
_____
(Name)

Chief Executive Officer
_____
(Title)

EXHIBIT A

Financial Statements